UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 7)*

HERITAGE-CRYSTAL CLEAN, INC.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

42726M106
(CUSIP Number)

December 31, 2022
(Date of Event Which Requires Filing of this Statement)

Check the Appropriate Box to Designate the Rule Pursuant to Which this Schedule Is Filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 42726M106	13G/A	Page 2 of 6 Pages

1.	Names of Reporting Persons Fred M. Fehsenfeld, Jr.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 637,647
	6.	Shared Voting Power 10,000(1)
	7.	Sole Dispositive Power 637,647
	8.	Shared Dispositive Power 10,000(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 647,647
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 2.7%
12.	Type of Reporting Person (See Instructions) IN

(1)	These shares of Common Stock are owned by the Reporting Person’s family members. The Reporting Person disclaims beneficial ownership of the shares of Common Stock owned by these family members except to the extent of the Reporting Person’s pecuniary interest therein.

CUSIP No. 42726M106	13G/A	Page 3 of 6 Pages

Item 1(a).	Name of Issuer:

Heritage-Crystal Clean, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

2000 Center Drive, Suite East C300 Hoffman Estates, Illinois 60192
Item 2(a).	Names of Persons Filing:

This Schedule 13G is being filed by Fred M. Fehsenfeld, Jr. ( the “Reporting Person” ).
Item 2(b).	Address of the Principal Business Office or, if None, Residence:

The principal business address of the Reporting Person is as follows: 6320 Intech Boulevard Indianapolis, Indiana 46278

Item 2(c).	Citizenship:

See response to Item 4 on the cover page.

Item 2(d).	Title of Class of Securities:

Common Stock, $0.01 par value per share (“Common Stock”)

Item 2(e).	CUSIP Number:

42726M106

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a(n):

Not Applicable.

CUSIP No. 42726M106	13G/A	Page 4 of 6 Pages

Item 4.	Ownership.

	(a)	Amount beneficially owned:

See response to Item 9 on the cover page.

	(b)	Percent of Class:

See response to Item 11 on the cover page.

	(c)	Number of shares as to which the Reporting Persons have:

(i) Sole power to vote or to direct the vote:

See response to Item 5 on the cover page.

(ii) Shared power to vote or to direct the vote:

See response to Item 6 on the cover page.

(iii) Sole power to dispose or to direct the disposition of:

See response to Item 7 on the cover page.

(iv) Shared power to dispose or to direct the disposition of:

See response to Item 8 on the cover page.

Percentage ownership is based on 24,349,955 shares of Common Stock outstanding as of May 8, 2023, based on the number presented in the Issuer’s Form 10-Q filed on May 9, 2023.

Fred M. Fehsenfeld, Jr. directly holds 637,647 shares of Common Stock and Mr. Fehsenfeld’s family members (specifically, his spouse and two children) hold 10,000 shares of Common Stock. Mr. Fehsenfeld disclaims beneficial ownership of the shares of Common Stock owned by these family members except to the extent of the Reporting Person’s pecuniary interest therein.

CUSIP No. 42726M106	13G/A	Page 5 of 6 Pages

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Please refer to Item 4(c).

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 18, 2023

Fred M. Fehsenfeld, Jr.

/s/ Fred M. Fehsenfeld, Jr.
	Name:	Fred M. Fehsenfeld, Jr.